Exhibit 99.3

Vivendi Universal Investor Meetings UMG Presentation April 2004

Universal Music Group Doug Morris - Chairman (New York) Zach Horowitz - President & COO (Los Angeles) Jorgen Larsen - Chairman UMI (London) Nick Henny - Vice Chairman (New York) Lucian Grainge - Chairman & CEO UMG U.K.

Universal Music Group World's largest recording company World's third largest music publishing company Companies in 49 countries, represented in 71 About 10,000 employees 1999 2000 2001 2002 2003 UMG 0.217 0.231 0.237 0.259 0.235 Sony 0.17 0.144 0.146 0.141 0.131 WMG 0.114 0.121 0.119 0.119 0.127 EMI 0.118 0.136 0.131 0.12 0.134 BMG 0.101 0.085 0.081 0.111 0.119 Source: IFPI Market share comparison

Who we are

Global Music Market 2001 2002 2003E 2004E 2005E 2006E 2007E 2008E 2009E 2010E Physical 34653 32226 29628 29035 28113 26752 25587 24603 23617 22861 Digital 0.17 15 70 192 464 934 1722 2906 4617 6609 Source: Enders Analysis Ltd. Retail Sales $,millions

The Industry is Turning the Corner The promise of on-line music has become reality Anti piracy initiatives are showing promise Physical sales declines are at least slowing - picking up in the US

Major Sellers (mm units) Eminem 13.9 Shania Twain 8.1 Nelly 7.9 8 Mile OST 6.1 U2 5.2 Ashanti 4.3 Nirvana 3.8 Enrique Iglesias 3.8 Bon Jovi 2.9 Puddle Of Mudd 2.8 O Brother OST 2.8 Now That's Music 9 2.8 Sheryl Crow 2.7 Nickelback 2.7 Elton John 2.6 Top 15 72.4 All Others 457.8 Total 530.2 50 Cent 9.2 tATu 3.9 Eminem 3.3 Sheryl Crow 3.3 Toby Keith 3.2 Black Eyed Peas 2.9 Sting 2.8 G Unit 2.6 8 Mile OST 2.6 Limp Bizkit 2.5 Jay-Z 2.4 No Doubt 2.3 Blink-182 2.2 3 Doors Down 2.2 Bad Boys 2 OST 2.1 Top 15 47.5 All Others 414.8 Total 462.3 2002 2003

Revenue Source by Location - 2003 North America Europe Asia ANZ/Africa Latin America 1965.8 2223.7 540.4 133.7 77.5

United States #1 music market, with 37% of global sales in 2003 Retail music market value of $11.8 billion Domestic repertoire 93% Industry performance by retail value: (Local currency) 2001 -2.2% 2002 -8.2% 2003 -6.0% Universal Music 2003 sales: e1,737m Universal Music 2003 market share: #1 with 28.1% (28.9% 2002) UMG Sony WMG EMI BMG Others 0.281 0.147 0.176 0.106 0.155 0.135 Source: SoundScan Source: IFPI Gwen Stefani 50 Cent Shania Twain

2004 Investor Meetings

JumpStart
- US price cutting initiative

- Reduced MSRP * equivalent from $18.98 to $12.98 in the US (similar reduction in Canada) in October 2003.
  - Wholesale prices cut to $9.09 and $10.10.
  - "Co-op" advertising eliminated - replaced with direct to consumer advertising.
- Reaction from retailers largely supportive
  - Large scale use of $9.99 traffic building promotions, but not all retailers dropped prices across the board.
  - Competitors' product was frequently priced competitively, but competitors did not generally reduce prices.
  - UMVD convinced lower prices meaningfully contributed to increasing sales volume in Q4 2003 and Q1 2004.
- Raised wholesale prices in April to increase our margins
  - Wholesale prices of $9.49 and $10.35.
  - Still no Co-op, but special promotions and discounts continue to apply.

* Manufacturers Suggested Retail Price

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Japan #2 music market, with 15% of global sales in 2003 Retail music market value of JPY 569 billion Domestic repertoire 72% Industry performance by retail value: (Local currency) 2001 -0.5% 2002 -9.3% 2003 -9.2% Universal Music 2003 sales: e424m Universal Music 2003 market share: #2 with 12.9% (11.6% 2002) UMG Sony WMG EMI BMG Avex Victor Ent. Others 0.129 0.172 0.062 0.114 0.043 0.122 0.089 0.269 Source: RIAJ Naotaro Moriyama Kou Shibasaki Masaharu Fukuyama

United Kingdom #3 music market, with 10% of global sales in 2003 Retail music market value of GBP 2 billion Domestic repertoire 49% Industry performance by retail value: (Local currency) 2001 +7.4% 2002 -2.2% 2003 +0.1% Universal Music 2003 sales: e629m includes e110m for Britannia Music Club Universal Music 2003 market share: #1 with 25.8% (27.5% 2002) UMG Sony WMG EMI BMG Others 0.258 0.118 0.139 0.185 0.126 0.174 Source: CIN Domestic repertoire % based on 2002 data U2 Daniel Bedingfield Jamie Cullum

France #4 music market, with 7% of global sales in 2003 Retail music market value of e 1.9 billion Domestic repertoire 60% Industry performance by retail value: (Local currency) 2001 +13.5% 2002 +4.1% 2003 -14.4% Universal Music 2003 sales: e547m includes e102m for DIAL music club Universal Music 2003 market share: #1 with 34.1% (34.8% 2002) UMG Sony WMG EMI BMG Others 0.341 0.196 0.135 0.173 0.09 0.065 Source: SNEP Mylene Farmer Calogero Florent Pagny

Germany #5 music market, with 6% of global sales in 2003 Retail music market value of e 1.8 billion Domestic repertoire 45% Industry performance by retail value: (Local currency) 2001 -8.4% 2002 -7.5% 2003 -19.0% Universal Music 2003 sales: e323m Universal Music 2003 market share: #1 with 24.3% (25.0% 2002) UMG Sony WMG EMI BMG Others 0.243 0.113 0.106 0.149 0.195 0.194 Source: German IFPI 2003 Domestic repertoire sales % based on 2002 data Sportfreunde Stiller Rosenstolz The Rasmus

Other Music Markets ITALY #1 market share 28.1% AUSTRALIA #1 market share 20.1% SPAIN #2 market share 16.9% NETHERLANDS #1 market share 20.3% Zucchero Rosana Powderfinger Marco Borsato

Other Music Markets BRAZIL #1 market share 18.9% SWEDEN #1 market share 24.7% HONG KONG #1 market share 28.8% SOUTH AFRICA #1 market share 19.9% Deborah The Cardigans Jackie Cheung Sandy and Junior

Piracy & File Sharing Piracy and illegal file sharing are costing the music industry billions in lost revenue. Enforcement activities are having an impact. Legitimate alternatives are gaining traction. Download services Subscription services

Piracy & File Sharing RIAA has filed 1,977 lawsuits since 9/03. Last month's round of lawsuits specifically targeted some users on university networks. IFPI recently followed up with 247 lawsuits in Denmark, Italy, Germany and Canada. U.S. Department of Justice created an Intellectual Property Task Force. Operation Fastlink represented the most far-reaching and aggressive enforcement action ever undertaken against organizations involved in illegal intellectual property piracy over the Internet. In January Napster launched at Penn State for the 16,500 residence hall students. 80% of qualified students have signed up and are streaming 100,000 tracks per day.

Piracy & File Sharing FBI and RIAA unveiled a voluntary, government-sanctioned anti- piracy seal and warning that can be included on various types of copyrighted music. U.S. - China Joint Commission on Commerce and Trade announced several important, new initiatives that the Government of China will undertake to address copyright piracy. Mexican Congress approved an organized crime bill on April 6th that should help us fight piracy as a serious crime Pakistani Government enacted Intellectual Property Right laws and has vowed to intensify enforcement measures in the fight against piracy Brazil and the United States signed a Joint Declaration on Piracy expressing their commitment to enact and enforce strong copyright laws.

Piracy & File Sharing: P2P Results in NA In the US, where we have rolled out numerous legitimate alternatives and aggressively pursued litigation, it appears that our efforts are impacting the P2P networks. Note: FastTrack includes Kazaa, Grokster, Morpheus and other P2P apps. Gnutella includes Limewire, Bearshare, etc. eDonkey includes eDonkey2000, Quernet and eMule. Note: While music still accounts for the vast majority of content on P2P, it only accounts for 25% of total requests. FastTrack Supply Average Simultaneous Users 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 9/1/2003 10/1/2003 11/1/2003 12/1/2003 1/1/2004 2/1/2004 3/1/2004 Total 1035006 1259315 1283113 1684335 1489258 1979178 1828808 1949093 2378090 2506374 2920199 3429375 3661609 3917412 4285816 4219403 4004795 4058694 3794238 3930389 4167512 4008406 4188895 4475321 4355294 4389697 4385086 FastTrack 549468 727616 774094 1110861 1048324 1550356 1562687 1667116 2159106 2324150 2741857 3237454 3488239 3767922 3801454 3692291 3528495 3491029 3237362 2974364 3147993 2927139 2984145 3132095 2986066 3036155 3317693 Gnutella 485537 531699 509019 573474 440934 428822 266121 281977 218984 182224 178343 191921 173369 149490 139725 124926 122011 108990 91174 85849 85379 82477 110169 151733 161008 138959 189437 eDonkey 267568 327774 320289 401942 462034 470135 463557 546069 WinMX 344637 402186 354289 458675 465703 434644 434085 472082 424194 432985 426626 429476 449034 Other 167963 172281 206418 268445 296474 311459 321550 332852 US Canada UK Germany Other 0.71 0.13 0.06 0.01 0.09 Source: MediaDefender

Piracy & File Sharing: P2P Results outside NA P2P usage has been growing dramatically outside of the US, where operation Hubcap is just starting to roll out and where significant numbers of legitimate services are not expected to launch until summer 2004. Much of the overall growth in P2P has been on the eDonkey network, which is primarily a German network. eDonkey Supply Average Simultaneous Users 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 3/1/2003 4/1/2003 5/1/2003 6/1/2003 7/1/2003 8/1/2003 9/1/2003 10/1/2003 11/1/2003 12/1/2003 1/1/2004 2/1/2004 3/1/2004 Total 218552 263313 266846 346111 303110 395894 360078 383689 462625 485439 564092 661676 705093 752765 827450 814973 773279 784469 733412 1405899 1589513 1549136 1777812 1981752 1981034 1974144 2253389 FastTrack 104661 138594 147447 211592 199681 295306 297655 317546 411258 442695 522258 616658 664427 717699 724087 703293 672094 664958 616640 566546 599618 557550 568409 596589 568775 578315 631942 Gnutella 113892 124719 119399 134519 103429 100588 62423 66143 51367 42744 41833 45018 40667 35066 32775 29304 28620 25565 21386 20138 20027 19347 25842 35592 37767 32595 44436 eDonkey 655080 802481 784157 984064 1131186 1151019 1134917 1336927 WinMX 70588 82376 72565 93946 95385 89023 88909 96692 86883 88684 87381 87965 91971 Other 75113 78478 91391 112614 129701 136092 140353 148114 Australia Italy Germany Other US 0.098 0.0366 0.418 0.154 0.2926 Note: FastTrack includes Kazaa, Grokster, Morpheus and other P2P apps. Gnutella includes Limewire, Bearshare, etc. eDonkey includes eDonkey2000, Quernet and eMule. Source: MediaDefender

Online Music: Overview Apple is leader in downloads, followed by Napster, Musicmatch, Rhapsody and Wal-Mart Downloads: New entrants in '04 should include Sony, Microsoft, MTV, Virgin and possibly Yahoo. Subscription Services: Quietly growing 8-10% per month with over 700k total paid subscribers. The US digital music market has taken off over the past six months as legitimate offerings proliferated and both legal and technical countermeasures clamped down on P2P. 7/1/2003 8/1/2003 9/1/2003 10/1/2003 11/1/2003 12/1/2003 1/1/2004 2/1/2004 3/1/2004 856196 929311 985124 1839219 2658673 3106546 3631799 4024160 5025924 UMG Digital Track Sales Source: UMG eLabs Digital Tracks

Global legitimate music download forecast 2002 2003 2004 2005 2006 2007 Optimistic 0.04 0.32 1.52 3.12 5.67 9.68 Most Likely 0.04 0.21 0.71 1.8 3.34 5.89 Pessimistic 0.04 0.08 0.39 0.71 1.46 2.12 Source: RHK Inc. US$ Billions

2004 Investor Meetings

Mobile Music: Overview

- Analysts estimate the mobile content market at ε5 billion, of which ε3.5 billion would be the market for ringtones (>10% of the global music market)
- Only 60% of handsets are ringtone enabled. Market will double in the next 3 years due to:
  - explosion of compliant handsets
  - ease of customer use will improve
  - migration to master-use 'realtones"
- Japanese 'realtone' market already ε100m in its first year. Service launched in the US with Cingular and Sprint and soon to be launched in all major markets by all network operators
- In addition to 'realtones', new products will be launched including: ringbacktones; video tones; video mailbox greetings; video clip viewing and full track download

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Mobile Music: Overview cont. UMG has a division, Universal Mobile, dedicated to producing, adapting, creating, delivering and animating content for mobile use Universal Mobile in its first full year of operation had sales of e30 million and EBITDA of e5 million With a staff of 70, Universal Mobile operates in more than 40 countries, has close relationships with all key mobile operators and is ideally positioned to take advantage of the exploding mobile content market

Global Music Publishing Market 2001 2002 2003E 2004E 2005E 2006E 2007E 2008E 2009E 2010E 3530 3565 3661 3827 3979 4197 4374 4608 4818 5014 Source: Enders Analysis Ltd. $,millions

2004 Investor Meetings

Universal Music Publishing Group

- Prince
- U2
- Paul Simon
- Shania Twain
- Bon Jovi
- Ja Rule
- Mary J. Blige
- Gloria Estefan
- Anastacia
- 3 Doors Down
- The Corrs
- Chemical Brothers
- Blink-182
- DMX
- Diana Krall
- Ice Cube
- The Darkness
- No Doubt
- Godsmack
- G-Unit
- Fuel
- Westlife
- Eve
- Musiq
- Everclear
- Andre Riéu
- The Beastie Boys
- Fatboy Slim
- Brian McKnight
- Glen Ballard
- Rudy Perez



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2004 Investor Meetings

Universal Music Publishing Group

1950's and earlier	1960's	1970's	1980's	1990's	Current
Old Man River	Blue Velvet	We've Only Just Begun	New Year's Day	Where Does My Heart Beat Now	Beautiful Day
Can't Help Lovin That Man	Be My Baby	American Pie	She Works Hard For The Money	Achy Breaky Heart	Kryptonite
Smoke Gets In Your Eyes	Our Day Will Come	Joy To The World	Don't You Forget About Me	Stay (I Missed You)	Complicated
Loverman	The Girl From Ipanema	Rocket Man	New Attitude	Change The World	A Thousand Miles
The Way You Look Tonight	I Want To Hold Your Hand	Ain't No Woman	Livin' On A Prayer	Don't Speak	In Da Club
Boogie Woogie Bugle Boy	Good Vibrations	Midnight Train To Georgia	Cars	You Oughta Know	Country Grammar
Tain't Nobody's Business If I Do	Downtown	All By Myself	Somewhere Out There	My Heart Will Go On	Back At One
Pick Yourself Up	Respect	Baker Street	Man In The Mirror	You're Still The One	Hey Baby
I'll Never Smile Again	California Dreamin'	You Light Up My Life	I Still Haven't Found What I'm Looking For	Livin "La Vida Loca"	Flying Without Wings
(I Love You) For Sentimental Reasons	Strangers In The Night	I Will Survive			Suga Suga
	San Francisco	Do It Again			What The Hook Gon Be?
	Born To Be Wild	Dancing Queen			

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Universal Music Publishing Group Actual Constant Rate Actual 2002 2003 2003 Revenues 412.0 412.0 370.2 Net Publishers Share 170.7 171.1 153.0 EBITDA 125.7 119.0 105.9 Mechanicals Performance Synchronization Print & Other 0.576 0.277 0.117 0.03 e,million

The Power of Publishing Average Total I Will Survive 1,323 7,937 Born to be Wild 1,178 7,069 Who Wants to be a Millionaire 999 5,995 American Pie 913 5,478 Your Song 844 5,063 My Heart Will Go On 794 4,765 Livin' la vida Loca 679 4,073 Strangers in the Night 674 4,046 Barbie Girl 602 3,609 Beautiful Day 564 3,384 Average annual revenues of UMPG's top 10 Music Publishing songs (1998-2003) e,000s

Financials

Revenue Analysis Actual Constant Rate % Actual 2002 2003 Change 2003 North America 2,821 2,383 -15% 2,013 Europe 2,588 2,287 -12% 2,212 Asia 588 606 +3% 540 ANZA 139 127 -9% 131 Latin America 140 101 -28% 78 6,276 5,504 -12% 4,974 e,million

Revenue Change 2000 2001 2002 2003 Source: UMG

Revenue Sources 2003 Product Sales Publishing License & Other 4146 370 462 New Releases Catalog Classical TV & Special Distribution Singles DVD & Video 1545.1 690.2 225.2 532.3 660.2 160.7 314.3

UMG Financial Summary Actual Constant Rate % Actual 2002 2003 Change 2003 Revenue 6,276 5,504 -12% 4,974 EBITDA 960 454 -53% 438 Operating Income 556 54 -90% 70 e,million

UMG Profit & Loss Actual Constant Rate Actual 2002 2003 2003 Revenue 6,276 5,504 4,974 Royalties, Copyright & Other Content 2,226 2,137 1,922 Manufacturing & Distribution 809 731 668 Gross Margin 3,240 2,636 2,384 Marketing & Selling 1,542 1,292 1,166 General & Administrative 738 890 780 EBITDA 960 454 438 Depreciation & Amortization (450) (312) (288) Restructuring - (88) (80) Sale of Assets & Other Income 46 - - Operating Income 556 54 70 e,million (actual and constant rates)

UMG Cash Flow Actual Actual 2002 2003 EBITDA 960 438 Artist Advances & Recording Costs (898) (690) Recoupment & Other 833 718 Content Investments (51) (17) Net Content Investments (116) 11 Working Capital & Other (239) 97 Capital Expenditure (82) (45) Restructuring - (38) Cash Flow from Operations 523 463 e,million

Costs & Expenses 2003 Manufacturing, Sales & Distribution Royalties & Copyright Advances & Recording Costs Marketing Costs Overhead, General & Administration

Cost Saving Initiatives Restructuring Initiatives Review resource allocation in key cost areas of all countries and businesses to align the cost base with market declines Actions Overhead savings ; about 1,500 headcount reduction in the past two years A&R investment reduced in unattractive risk/reward market profiles Marketing spend re-evaluated, refocus on priorities, in line with declining volumes Objectives Cost saving plan launched in Spring 2003 Objectives 2005: e350m to e400m cumulative cost reduction compared to 2003 cost base

Cost Savings Expected in 2004 A&R Costs 40 Marketing 90 Overhead 130 Savings 260 Less Additional Marketing (35) 225 Restructuring costs were e80m in 2003 and are expected to be about e70m in 2004 e,million

Projections Worldwide revenue is projected to decline slightly at constant currency along with the industry. EBITDA and Operating Income: expected to grow Cash flow from operations: below 2003 level, largely the consequence of the restructuring charges impacting cash flow in 2004.

Summary

Forecast Industry Growth 2000 2001 2002 2003 2004 2005 2006 2007 Understanding & Solutions Forecast Source: UMG and Understanding & Solutions

Recent Developments in the US Music Market 'JAN 01 'APR 01 'JUL 01 'OCT 01 'JAN 02 'APR 02 'JUL 02 'OCT 02 'JAN 03 'APR 03 'JUL 03 'OCT 03 'JAN 04 'APR 04 0.028 0.005 -0.067 -0.054 -0.058 -0.021 0.01 0.055 -0.039 -0.068 -0.061 -0.043 -0.065 -0.109 -0.066 -0.132 -0.092 -0.121 -0.119 -0.129 -0.121 -0.091 -0.107 -0.119 -0.133 -0.063 -0.112 0.02 -0.116 -0.071 -0.107 -0.093 0.038 0.037 0.044 0.046 0.105 0.108 0.06 0.04 Source: SoundScan

Upcoming Release Schedule 2004 Key Release Sales of last album Eminem 17 million U2 10 million Shania Twain 10 million 50 Cent 9 million Nelly 9 million Elton John 4 million D12 3 million Mariah Carey 3 million Toby Keith 3 million Andrea Bocelli 3 million

Universal Music Group Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the proposed transactions, as well as the governmental projects and litigation referenced herein, will not materialize in the timing or manner, or with the resulting synergies, described herein; UMG will not be able to obtain the regulatory, competition or other approvals necessary to complete certain transactions; UMG will be unable to further identify, develop and achieve success for new products, services and technologies; UMG will face increased competition and that the effect(s) on pricing, spending, third-party relationships and revenues of such competition will limit or reduce UMG's revenue and/or income; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Vivendi Universal Investor Meetings UMG Presentation April 2004